Filed by RELX PLC

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 1-13334

Subject Company: RELX NV

Commission File No.: 1-13688

Date: May 9, 2018

The following is a press release issued on behalf of RELX PLC and RELX NV on May 9, 2018.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

9 May 2018

Publication of Circular and Prospectus in relation to the proposed simplification of the corporate structure of RELX Group

On 15 February 2018, RELX PLC and RELX NV announced a proposed further simplification of RELX Group’s corporate structure, moving from the current dual parent holding company structure to a single parent company. The simplification follows the significant measures which were completed in 2015 and is a natural next step for RELX Group, removing complexity and increasing transparency.

The proposed simplification will be effected under the cross-border merger regulations in the UK and the Netherlands. It is proposed that RELX PLC and RELX NV will merge, with RELX PLC becoming the sole parent company of RELX Group plc. It is proposed that, RELX NV shareholders will receive one new RELX PLC share in exchange for each RELX NV share held at the time the simplification becomes effective, retaining their economic interest in the group at that time. Implementation of the simplification is expected in Q3 2018.

RELX Group is pleased to announce that the circular for RELX PLC and RELX NV shareholders (the “Circular”) which sets out, amongst other things, the full terms and conditions of the proposed simplification and notice of the shareholder meetings of both RELX PLC and RELX NV, together with the action to be taken by RELX PLC and RELX NV shareholders, is now available to RELX PLC and RELX NV shareholders. In addition, RELX PLC has published a prospectus in relation to the proposed listing of the new RELX PLC shares on the London Stock Exchange and Euronext Amsterdam and the proposed additional listing of all existing RELX PLC shares on Euronext Amsterdam, such that all RELX PLC shares are listed on both exchanges (the “Prospectus”). The Prospectus has been approved by the UK Listing Authority and will be passported to the Netherlands.

The Circular and the Prospectus are available on the RELX Group website (www.relx.com). A copy of the Circular and Prospectus will also be submitted to the National Storage Mechanism and will be available in due course for inspection at www.morningstar.co.uk/uk/NSM.

Notices of the RELX PLC shareholder meetings and RELX NV EGM

Notices of the RELX PLC shareholder meetings, being the shareholder meeting convened by the UK High Court (the “RELX PLC Court Meeting”) and the general meeting of shareholders (the “RELX PLC General Meeting”), are set out in the Circular. Both meetings will be held at Haymarket Hotel, 1 Suffolk Place, London, SW1Y 4HX on 27 June 2018. The RELX PLC Court Meeting will start at 9.30 a.m. (BST) and the RELX PLC General Meeting at 9.40 a.m. (BST) (or as soon thereafter as the RELX PLC Court Meeting shall have been concluded or adjourned).

Notice of the RELX NV EGM, which will be held at the Hilton Amsterdam Airport Schiphol, Schiphol Boulevard 701 1118 BN Schiphol on 28 June 2018, is set out in the Circular. The RELX NV EGM will start at 9.30 a.m. (CEST).

Timetable

An expected timetable of principal events relating to the proposed simplification is included in the Circular. The expected date of the UK High Court hearing (to sanction the merger, if approved by shareholders) and each of the subsequent dates set out in this timetable may change. These dates will depend, among other things, on the date on which the conditions to the proposed simplification (as set out in the Circular) are satisfied or, if capable of waiver, waived.

If any of the key dates set out in the timetable change, RELX PLC and RELX NV will give notice of this change by issuing an announcement through a Regulatory Information Service and by making such announcement available on the RELX Group website at www.relx.com.

Terms defined in the Circular have the same meanings in this announcement.

For further information, please contact:

Colin Tennant (Investors)

Tel : +44 (0)20 7166 5751

Paul Abrahams (Media)

Tel : +44 (0)20 7166 5724

CAUTIONARY NOTE

This Announcement does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the simplification. It does not constitute a prospectus or prospectus equivalent document and investors should not make any investment decision in relation to any shares referred to in this Announcement. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and applicable European rules and regulations.

The release, publication or distribution of this Announcement in jurisdictions other than the UK, the Netherlands and the US may be restricted by law and, therefore, any persons who are subject to the laws of any jurisdiction other than the UK, the Netherlands or the US should inform themselves about, and observe, any applicable requirements. Failure to comply with any such restrictions may constitute a violation of the securities laws or regulations of such jurisdiction. This Announcement has been prepared to comply with UK, Dutch and US law and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the UK, the Netherlands and the US.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

In addition to the prospectus being made available to shareholders, RELX PLC has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a U.S. prospectus. RELX PLC plans to mail the U.S. prospectus to the holders of American Depositary Shares of RELX N.V. and U.S. holders of ordinary shares of RELX N.V. (collectively, “RELX NV U.S. Shareholders”) in connection with the simplification. RELX N.V. U.S. SHAREHOLDERS ARE URGED TO READ THE U.S. PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELX PLC, RELX N.V., THE SIMPLIFICATION AND RELATED MATTERS. RELX N.V. U.S. Shareholders will be able to obtain free copies of the U.S. prospectus and other documents filed with the SEC by RELX PLC and RELX N.V. through the website maintained by the SEC at www.sec.gov. In addition, RELX N.V. U.S. Shareholders will be able to obtain free copies of the U.S. prospectus and other documents filed by RELX PLC with the SEC by contacting RELX PLC’s Registrars, Equiniti on +44 121 415 0184.

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: current and future economic, political and market forces; changes in law and legal interpretations affecting the RELX Group intellectual property rights; regulatory and other changes regarding the collection, transfer or use of third party content and data; demand for the RELX Group products and services; competitive factors in the industries in which the RELX Group operates; compromises of our data security systems and interruptions in our information technology systems; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC and RELX N.V. with the US Securities and Exchange Commission.